Filed pursuant to Rule 433

Registration No. 333-298611

Dated October 22, 2026

The Bank of Nova Scotia

Autocallable Contingent Coupon Barrier Notes with Memory Coupon Due November 1, 2029

Linked to the Least Performing of the Class A Common Stock of Alphabet Inc., the Common Stock of Meta Platforms, Inc. and the Common Stock of NVIDIA Corporation

This summary of preliminary terms is not complete. Investors should read the preliminary pricing supplement, which can be accessed via the link below, and the other documents referred to therein, as well as the “Selected Risk Considerations” section below before making an investment decision. The actual terms of the Notes will be determined on the Pricing Date.

SUMMARY OF PRELIMINARY TERMS

Issuer:	The Bank of Nova Scotia (the “Bank”)
Reference Assets:	Reference Asset Bloomberg Ticker Class A Common Stock of Alphabet Inc. GOOGL Common Stock of Meta Platforms, Inc. META Common Stock of NVIDIA Corporation NVDA
Term:	Approximately 3 years, if not automatically called prior to maturity
Principal Amount:	$1,000 per Note
Pricing Date:*	Expected to be October 27, 2026*
Original Issue Date:*	Expected to be October 30, 2026*
Final Valuation Date:*	Expected to be October 29, 2029*
Maturity Date:*	Expected to be November 1, 2029*
Contingent Coupon:	$54.25 per Note (equal to 21.70% per annum)
Contingent Coupon Observation Dates and Contingent Coupon Payment Dates:*	Quarterly, as set forth on the cover of the preliminary pricing supplement
Call Observation Dates:*	Quarterly, as set forth on the cover of the preliminary pricing supplement
Call Settlement Dates:*	With respect to each Call Observation Date, the Contingent Coupon Payment Date immediately following such Call Observation Date
Initial Value:**	With respect to each Reference Asset, its Closing Value on the Trade Date
Barrier Value:**

With respect to each Reference Asset, 70.00% of its Initial Value (in each case, rounded to the same number of decimal places as its Initial Value). The actual Barrier Values will be determined on the Trade Date.

Contingent Coupon Barrier Value:**

With respect to each Reference Asset, 70.00% of its Initial Value (in each case, rounded to the same number of decimal places as its Initial Value). The actual Contingent Coupon Barrier Values will be determined on the Trade Date.

Final Value:**	With respect to each Reference Asset, its Closing Value on the Final Valuation Date
Reference Asset Return:

For purposes of determining the Least Performing Reference Asset and with respect to a Reference Asset, the performance of that Reference Asset from its Initial Value to its Final Value, calculated as follows:

Final Value – Initial Value
Initial Value

Least Performing Reference Asset:	The Reference Asset with the lowest Reference Asset Return
Physical Delivery Amount:**	With respect to each Reference Asset, a number of shares equal to the quotient of the Principal Amount divided by its Initial Value, as observed to 4 decimal places
Underwriting Discount:***	2.00% per Note
CUSIP / ISIN:	06419TL71 / US06419TL714
Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/9631/000183988226051880/bns_424b2-35273.htm

* Subject to postponement as described in the preliminary pricing supplement.

** Subject to adjustment as described in the preliminary pricing supplement

*** See “Supplemental Plan of Distribution (Conflicts of Interest)” in the preliminary pricing supplement.

INVESTMENT DESCRIPTION

Automatic Call Feature:

If the Closing Value of each Reference Asset on any Call Observation Date is equal to or greater than its respective Initial Value, the Notes will be automatically called on the related Call Settlement Date for a cash payment per Note equal to the Principal Amount of $1,000 plus (i) the Contingent Coupon otherwise payable and (ii) any Unpaid Contingent Coupons that have accrued but not yet been paid. Following an automatic call, no further payments will be made on the Notes.

Contingent Coupon:

If the Notes have not been automatically called and the Closing Value of each Reference Asset on any Contingent Coupon Observation Date is equal to or greater than its respective Contingent Coupon Barrier Value, you will receive a Contingent Coupon of $54.25 per Note (equal to 21.70% per annum) on the related Contingent Coupon Payment Date, plus any Unpaid Contingent Coupons that have accrued and have not already been paid on a previous Contingent Coupon Payment Date.

If, however, the Notes have not been automatically called and the Closing Value of any Reference Asset on any Contingent Coupon Observation Date prior to the Final Valuation Date is less than its Contingent Coupon Barrier Value, then the Contingent Coupon with respect to such Contingent Coupon Observation Date will not be payable on the related Contingent Coupon Payment Date and will instead become an “Unpaid Contingent Coupon”. For the avoidance of doubt, once an Unpaid Contingent Coupon has been paid on a later Contingent Coupon Payment Date, it will not be made again on any subsequent Contingent Coupon Payment Date.

If the Final Value of any Reference Asset is less than its Contingent Coupon Barrier Value, then no Contingent Coupon will accrue or be payable with respect to the Final Valuation Date, and you will not receive any Unpaid Contingent Coupons that may have accrued with respect to prior Contingent Coupon Observation Dates.

Contingent Coupons on the Notes are not guaranteed.

Payment at Maturity

If the Notes are not automatically called, on the Maturity Date you will receive for each Note that you hold (in each case, in addition to any Contingent Coupon and any Unpaid Contingent Coupons otherwise due), a payment or delivery determined as follows:

￭If the Final Value of the Least Performing Reference Asset is equal to or greater than its Barrier Value, you will receive a cash payment equal to:

Principal Amount of $1,000

￭If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will receive a number of shares (and/or cash in lieu of any fractional share) equal to:

the Physical Delivery Amount of the Least Performing Reference Asset

In this scenario, the value of the Physical Delivery Amount of the Least Performing Reference Asset, based on its Final Value, will represent a loss of 1% of the Principal Amount of the Notes for each 1% that the Final Value of the Least Performing Reference Asset is less than its Initial Value. Additionally, the market value of the shares of the Least Performing Reference Asset that you receive may be significantly lower than the payment that you would have received at maturity had we instead paid an amount in cash because of any decrease in the market value of the Least Performing Reference Asset during the period between the Final Valuation Date and the Maturity Date. You may lose up to 100% of the Principal Amount of your Notes.

Scotia Capital (USA) Inc. Citigroup Global Markets Inc.

SELECTED RISK CONSIDERATIONS

Risks Relating to Return Characteristics

●Your investment in the Notes may result in a substantial loss and you may receive shares of the Reference Asset in lieu of any cash payment on the Maturity Date. You may lose up to 100.00% of the Principal Amount of your Notes.

●Any potential positive return is limited to the Contingent Coupons; you may receive no Contingent Coupons

●The Contingent Coupon, Contingent Coupon Barrier Values and Barrier Values reflect, in part, the volatility of each Reference Asset and greater volatility generally indicates an increased risk of loss at maturity

●The Notes are exposed to the market risk of each Reference Asset

●The return on the Notes is not linked to a basket consisting of the Reference Assets, but is instead contingent on

●The payments or deliveries on the Notes are not linked to the value of the Reference Assets at any time other than on the applicable Call Observation Dates and Contingent Coupon Observation Dates (including the Final Valuation Date)

●The Notes may be automatically called prior to maturity and are subject to reinvestment risk

●The Notes differ from conventional debt instruments

●Holding the Notes is not the same as holding the Reference Assets

Risks Relating to Characteristics of the Reference Assets

●The Notes are subject to single stock risk associated with the Reference Assets

●Investors should investigate the Reference Assets as if making a direct investment in the Reference Assets

●Past performance of the Reference Assets should not be taken as an indication of the future performance of the Reference Assets

Risks Relating to Estimated Value and Liquidity

●The Bank’s initial estimated value of the Notes at the time of pricing (when the terms of your Notes are set on the Trade Date) will be lower than the Original Issue Price of the Notes

●Neither the Bank’s nor SCUSA’s estimated value of the Notes at any time is determined by reference to credit spreads or the borrowing rate the Bank would pay for its conventional fixed-rate debt securities

●The Bank’s initial estimated value of the Notes does not represent future values of the Notes and may differ from others’ (including SCUSA’s) estimates

●The price at which SCUSA would buy or sell your Notes (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your Notes

●The price at which the Notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased

●The Notes lack liquidity

Risks Relating to Hedging Activities and Conflicts of Interest

●There are potential conflicts of interest between you and the Calculation Agent

●Hedging activities by the Bank and SCUSA may negatively impact investors in the Notes and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the Notes

●The Bank, the Agents and/or our other or their respective affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which may include the issuers of the Reference Assets and the market activities by the Bank, the Agents and/or our other or their respective affiliates for our own account or for our clients could negatively impact investors in the Notes

●The Calculation Agent can make antidilution and other adjustments that may adversely affect the market value of, and return on, the Notes

Risks Relating to General Credit Characteristics

●Your investment is subject to the credit risk of the Bank

Risks Relating to Canadian and U.S. Federal Income Taxation

●Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Material Canadian Income Tax Consequences” and “Material U.S. Federal Income Tax Consequences” in the preliminary pricing supplement.

The above summary of selected risks does not describe all of the risks associated with an investment in the Notes. You should read the preliminary pricing supplement and the other documents referred to therein for a more complete description of risks relating to the Notes.

ADDITIONAL INFORMATION

You will find a link to the preliminary pricing supplement for the Notes above and links to the accompanying product supplement, prospectus supplement and prospectus for the Notes under “Additional Terms Of Your Notes” in the preliminary pricing supplement, which you should read and understand prior to investing in the Notes.

The Bank has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the Bank has filed with the SEC, including the preliminary pricing supplement and the accompanying prospectus supplement and product supplement, for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.

This summary of preliminary terms does not contain all of the material information an investor should consider before investing in the Notes. This summary of preliminary terms is not for distribution in isolation and must be read together with the preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.

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